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  [VIVENDI UNIVERSAL LOGO]                                       Exhibit 99.1





         JACQUES ESPINASSE IS APPOINTED SENIOR EXECUTIVE VICE PRESIDENT
                AND CHIEF FINANCIAL OFFICER OF VIVENDI UNIVERSAL



PARIS AND NEW YORK, JULY 17, 2002 -Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] today announced that Jacques Espinasse has been appointed Senior Executive Vice President and Chief Financial Officer of Vivendi Universal. Reporting to the Chairman & CEO Jean-Rene Fourtou, he also joins the company's Executive Committee. Mr. Espinasse replaces Guillaume Hannezo, who has taken on a six-month assignment as adviser to Jean-Rene Fourtou, Chairman and CEO of Vivendi Universal, in order to facilitate the transition to the new management team.

Mr. Espinasse holds an MBA from the University of Michigan, and had served as Chief Operating Officer of TPS, a French satellite television channel, since 1999. He became a member of the Board of Directors of TPS in 2001. Previously, he held a variety of senior management posts in major French companies, including CEP Communication and Groupe Larousse Nathan, where he was appointed Senior Executive Vice President in 1984. In 1985, he became Chief Financial Officer of the Havas group. He was named Senior Executive Vice President of the group when it was privatized in May 1987 and remained in that post until January 1994.


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